United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

FlexShopper, Inc.

(Name of Issuer)

Common Stock $0.0001 par value

(Title of Class of Securities)

33939J105

(CUSIP Number)

Kenneth Nick

General Counsel

Waterfall Asset Management, LLC

1140 Avenue of Americas, 7th Floor

New York, NY 10036

Phone: 212-257-4600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 6, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33939J105

(1)	Names of reporting persons Waterfall Asset Management, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of Funds (See Instructions) PF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 14,545,455 shares
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 14,545,455 shares
(11)	Aggregate amount beneficially owned by each reporting person 14,545,455 shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see Instructions)
(13)	Percent of class represented by amount in Row (11) 28.0%
(14)	Type of reporting person (see instructions) IA

CUSIP No. 33939J105

(1)	Names of reporting persons Thomas Capasse
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of Funds (See Instructions) PF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 14,545,455 shares
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 14,545,455 shares
(11)	Aggregate amount beneficially owned by each reporting person 14,545,455 shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see Instructions)
(13)	Percent of class represented by amount in Row (11) 28.0%
(14)	Type of reporting person (see instructions) IN

CUSIP No. 33939J105

(1)	Names of reporting persons Jack Ross
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of Funds (See Instructions) PF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 14,545,455 shares
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 14,545,455 shares
(11)	Aggregate amount beneficially owned by each reporting person 14,545,455 shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see Instructions)
(13)	Percent of class represented by amount in Row (11) 28.0%
(14)	Type of reporting person (see instructions) IN

CUSIP No. 33939J105

(1)	Names of reporting persons Waterfall Delta GP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of Funds (See Instructions) PF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 4,420,646 shares
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 4,420,646 shares
(11)	Aggregate amount beneficially owned by each reporting person 4,420,646 shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see Instructions)
(13)	Percent of class represented by amount in Row (11) 8.5%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 33939J105

(1)	Names of reporting persons Waterfall Sandstone GP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of Funds (See Instructions) PF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 2,242,035 shares
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 2,242,035 shares
(11)	Aggregate amount beneficially owned by each reporting person 2,242,035 shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see Instructions)
(13)	Percent of class represented by amount in Row (11) 4.3%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 33939J105

(1)	Names of reporting persons Waterfall Eden Master Fund, Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of Funds (See Instructions) PF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 7,882,774 shares
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 7,882,774 shares
(11)	Aggregate amount beneficially owned by each reporting person 7,882,774 shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see Instructions)
(13)	Percent of class represented by amount in Row (11) 15.2%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 33939J105

(1)	Names of reporting persons Waterfall Delta Offshore Master Fund, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of Funds (See Instructions) PF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 4,420,646 shares
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 4,420,646 shares
(11)	Aggregate amount beneficially owned by each reporting person 4,420,646 shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see Instructions)
(13)	Percent of class represented by amount in Row (11) 8.5%
(14)	Type of reporting person (see instructions) PN

CUSIP No. 33939J105

(1)	Names of reporting persons Waterfall Sandstone Fund, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of Funds (See Instructions) PF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 2,242,035 shares
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 2,242,035 shares
(11)	Aggregate amount beneficially owned by each reporting person 2,242,035 shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see Instructions)
(13)	Percent of class represented by amount in Row (11) 4.3%
(14)	Type of reporting person (see instructions) PN

Item 1.	Security and Issuer.

This Schedule 13D relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of FlexShopper, Inc., a Delaware Corporation (the “Issuer”), having its principal executive offices located at 2700 N. Military Trail, Suite 200, Boca Raton, Florida 33431.

Item 2.	Identify and Background.

(a) This statement is being filed by Waterfall Asset Management, LLC (“Waterfall”), Thomas Capasse, Jack Ross, Waterfall Eden Master Fund, Ltd., Waterfall Delta GP, LLC, Waterfall Delta Offshore Master Fund, LP, Waterfall Sandstone GP, LLC and Waterfall Sandstone Fund, LP (the “Reporting Persons”).

(b) The business address of the Reporting Persons is 1140 Avenue of Americas, 7th Floor, New York, NY 10036.

(c) Messrs. Capasse and Ross are members of Waterfall and serve as portfolio managers. Waterfall is a registered investment adviser. Waterfall Eden Master Fund, Ltd., Waterfall Delta Offshore Master Fund, LP and Waterfall Sandstone Fund, LP (the “Waterfall Funds”) are investment funds for which Waterfall serves as the investment adviser. Waterfall Delta GP, LLC serves as the general partner of Waterfall Delta Offshore Master Fund, LP, and Waterfall Sandstone GP, LLC serves as the general partner of Waterfall Sandstone Fund, LP.

(d) During the past five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, no Reporting Person has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Messrs. Capasse and Ross are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Waterfall Funds used existing cash resources to acquire the shares of Common Stock reported on this Schedule 13D.

Item 4.	Purpose of the Transaction.

The subject shares of Common Stock acquired by the Waterfall Funds have been acquired for investment purposes. Pursuant to an Investor Rights Agreement (the “Investor Rights Agreement”) entered into by the Waterfall Funds in connection with the acquisition of the shares of Common Stock, so long as the Waterfall Funds beneficially own at least 10% of the Common Stock then issued and outstanding, Waterfall shall have the right to nominate one director to the Issuer’s Board of Directors. In addition, the Investor Rights Agreement grants Waterfall and the Waterfall Funds customary registration rights, preemptive rights and tag-along rights. Except as described in the preceding sentences with respect to the Investor Rights Agreement, the Reporting Persons have no plans or proposals relating to any matters specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons reserve the right to adopt such plans or proposals in the future, subject to applicable regulatory requirements, if any. Depending on market conditions, an evaluation of the business and the prospects of the Issuer and other factors, the Reporting Persons may, in their sole discretion, purchase additional shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, or dispose of shares of Common Stock from time to time in the open market, in privately negotiated transactions or otherwise, subject to market conditions and other factors.

Item 5.	Interest in Securities of the Issuer.

(a) Waterfall Eden Master Fund, Ltd. owns 7,882,774 shares of Common Stock, or approximately 15.2% of the outstanding shares of Common Stock.

Waterfall Delta Offshore Master Fund, LP owns 4,420,646 shares of Common Stock, or approximately 8.5% of the outstanding shares of Common Stock. Waterfall Delta GP, LLC, as general partner of Waterfall Delta Offshore Master Fund, LP, may be deemed to share beneficial ownership of the shares owned by Waterfall Delta Offshore Master Fund, LP.

Waterfall Sandstone Fund, LP owns 2,242,035 shares of Common Stock, or approximately 4.3% of the outstanding shares of Common Stock. Waterfall Sandstone GP, LLC, as general partner of Waterfall Sandstone Fund, LP, may be deemed to share beneficial ownership of the shares owned by Waterfall Sandstone Fund, LP.

Waterfall, as the investment adviser to the Waterfall Funds, and Messrs. Capasse and Ross, as members of Waterfall, may be deemed to share beneficial ownership of the 14,545,455 shares of Common Stock owned by the Waterfall Funds, or approximately 28.0% of the outstanding shares of Common Stock.

Because of the relationships described above, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended, and as such, each member of the group could be deemed to beneficially own, in the aggregate, all of the shares of Common Stock held by members of the group. The Reporting Persons do not admit that they constitute a group within the meaning of Rule 13d-5.

Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock referred to herein that such Reporting Person does not hold directly.

(b) Waterfall and Messrs. Capasse and Ross share the power to vote and direct the disposition of the shares owned by the Waterfall Funds. Waterfall Delta GP, LLC may be deemed to share the power to vote and direct the disposition of the shares owned by the Waterfall Delta Offshore Master Fund, LP, and Waterfall Sandstone GP, LLC may be deemed to share the power to vote and direct the disposition of the shares owned by Waterfall Sandstone Fund, LP.

(c) During the 60 days prior to the filing of this statement, the Reporting Persons have not engaged in any transactions in the Common Stock other than the acquisition of the shares reported in this statement which were acquired by the Waterfall Funds from the Issuer on March 6, 2015.

(d) Except as set forth in this Item 5, to the best knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by them.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuers.

The responses set forth in Items 4 and 5 are incorporated by reference in their entirety. Except as otherwise described in this statement, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between any Reporting Person and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	–	Investor Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 12, 2015)

Exhibit 2	–	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WATERFALL ASSET MANAGEMENT, LLC

Dated: March 16, 2015	Signature:	/s/ Thomas Capasse
	Name:	Thomas Capasse
	Title:	Authorized Person